                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             -----------------------

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               World Access, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   98141A 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               September 21, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    |_| Rule 13d-1(b)
    |X| Rule 13d-1(c)
    |_| Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98141A 10 1                   13G                   Page 2 of 9 Pages

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Apax Germany II, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a)    |X|
                                                                      (b)    | |

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
                                       5      SOLE VOTING POWER

                                              3,676,995
            NUMBER OF
                                   ---------------------------------------------
             SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                          0
                                   ---------------------------------------------
              EACH                     7      SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                           3,676,995
                                   ---------------------------------------------
              WITH                     8      SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,457,631

--------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             | |


--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         15.6%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         PN

--------------------------------------------------------------------------------

CUSIP No. 98141A 10 1                   13G                   Page 3 of 9 Pages

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Apax Funds Nominees Ltd. Fur "B" Account

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a)    |X|
                                                                      (b)    | |

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom

--------------------------------------------------------------------------------
                                       5      SOLE VOTING POWER

                                              2,570,778
            NUMBER OF
                                   ---------------------------------------------
             SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                          0
                                   ---------------------------------------------
              EACH                     7      SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                           2,570,778
                                   ---------------------------------------------
              WITH                     8      SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,457,631

--------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             | |


--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         15.6%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         PN

--------------------------------------------------------------------------------

CUSIP No. 4498141A 10 1                 13G                   Page 4 of 9 Pages

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Apax Funds Nominees Ltd. Fur "D" Account

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a)    |X|
                                                                      (b)    | |

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom

--------------------------------------------------------------------------------
                                       5      SOLE VOTING POWER

                                              3,849,888
            NUMBER OF
                                   ---------------------------------------------
             SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                          0
                                   ---------------------------------------------
              EACH                     7      SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                           3,849,888
                                   ---------------------------------------------
              WITH                     8      SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,457,631

--------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             | |


--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         15.6%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         PN

--------------------------------------------------------------------------------

CUSIP No. 98141A 10 1                   13G                   Page 5 of 9 Pages

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         AP Vermogensverwaltung Gesellschaft Burgerlichen Rechts

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a)    |X|
                                                                      (b)    | |

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany

--------------------------------------------------------------------------------
                                       5      SOLE VOTING POWER

                                              1,359,970
            NUMBER OF
                                   ---------------------------------------------
             SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                          0
                                   ---------------------------------------------
              EACH                     7      SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                           1,359,970
                                   ---------------------------------------------
              WITH                     8      SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,457,631

--------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             | |


--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         15.6%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         PN

--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:

         The issuer of the class of securities to which this statement relates is World Access, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         The principal executive offices of the issuer are located at 945 East Paces Ferry Road, Suite 2200, Atlanta, Georgia 30326.

Item 2(a).  Name of Person Filing:

         This statement is being filed on behalf of Apax Germany II, L.P., Apax Funds Nominees Ltd. Fur "B" Account, Apax Funds Nominees Ltd. Fur "D" Account and AP Vermogensverwaltung Gesellschaft Burgerlichen Rechts (collectively referred to as the "Apax Funds").

Item 2(b).  Address of Principal Business Office or, if None, Residence:

         Apax Germany II, L.P.'s principal business office is located at c/o Coutts (Cayman) Ltd, West Bay Road, BWI, Grand Cayman, Cayman Islands. Apax Funds Nominees Ltd. Fur "B" Account's and Apax Funds Nominees Ltd. Fur "D" Account's principal business office is located at 15 Portland Place, London W1B 1PT, England. AP Vermogensverwaltung Gesellschaft Burgelichen Rechts' principal business office is located at c/o Haarmann, Hemmelrath & Partner, Maximilianstr. 35, 80539 Munich, Germany.

Item 2(c).  Citizenship:

         Apax Germany II, L.P. was organized in Delaware. Apax Funds Nominees Ltd. Fur "B" Account's and Apax Funds Nominees Ltd. Fur "D" Account's were organized in the United Kingdom. AP Vermogensverwaltung Gesellschaft Burgelichen Rechts' was organized in Germany.

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.01 per share.

Item 2(e).  CUSIP Number:

            The CUSIP number is 98141A 10 1.

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            Not applicable.


Item 4.   Ownership.
         (a)      Aggregate amount beneficially owned by the
                  Apax Funds:                                                   11,457,631

         (b)      Percent of class*:                                            15.6%

         (c)      Number of shares to which Apax Germany II, L.P. has:

         (i)      Sole power to vote or to direct the vote:                     3,676,995

--------

         * Based on the number of shares of Common Stock outstanding on November 1, 2000 which was approximately 73,391,958.


         (ii)     Shared power to vote or to direct the vote:                   0

         (iii)    Sole power to dispose or to direct the disposition of:        3,676,995

         (iv)     Shared power to dispose or to direct the disposition of:      0

         Number of shares to which Apax Funds Nominees Ltd. Fur "D" Account has:

         (i)      Sole power to vote or to direct the vote:                     2,507,778

         (ii)     Shared power to vote or to direct the vote:                   0

         (iii)    Sole power to dispose or to direct the disposition of:        2,507,778

         (iv)     Shared power to dispose or to direct the disposition of:      0

         Number of shares to which Apax Funds Nominees Ltd. Fur "B" Account has:

         (i)      Sole power to vote or to direct the vote:                     3,849,888

         (ii)     Shared power to vote or to direct the vote:                   0

         (iii)    Sole power to dispose or to direct the disposition of:        3,849,888

         (iv)     Shared power to dispose or to direct the disposition of:      0

         Number of shares to which AP Vermogensverwaltung Gesellschaft
         Burgerlichen Rechts has:

         (i)      Sole power to vote or to direct the vote:                     1,359,970

         (ii)     Shared power to vote or to direct the vote:                   0

         (iii)    Sole power to dispose or to direct the disposition of:        1,359,970

         (iv)     Shared power to dispose or to direct the disposition of:      0

Item 5.   Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not applicable.

Item 8.   Identification and Classification of Members of the Group.

            See Exhibit I attached hereto.

Item 9.   Notice of Dissolution of Group.

            Not applicable.

Item 10.  Certifications

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           January 30, 2001


                                           Apax Germany II, L.P.

                                           Name:   Richard P. Rich
                                           Title:  Director

                                           Apax Funds Nominees Ltd.
                                             Fur "B" Account

                                           Name:   Terence Neil Brooks
                                           Title:  Director

                                           Apax Funds Nominees Ltd.
                                             Fur "D" Account

                                           Name:   Terence Neil Brooks
                                           Title:  Director

                                           AP Vermogensverwaltung Gesellschaft
                                             Burgerlichen Rechts

                                           Name:   Werner Stocker
                                           Title:  Director

                                  Exhibit Index


Exhibit I Joint Filing Agreement, dated January 30, 2001, by and among Apax Germany II, L.P., Apax Funds Nominees Ltd. Fur "B" Account, Apax Funds Nominees Ltd. Fur "D" Account and AP Vermogensverwaltung Gesellschaft Burgerlichen Rechts.